Exhibit 99.1

Alok Maskara Named as Next Chief Executive Officer of Luxfer Group

SALFORD, England—(BUSINESS WIRE)—Luxfer Holdings PLC (Luxfer Group, NYSE: LXFR) announced at its Annual General Meeting on May 23 that Alok Maskara has been appointed to the board of directors. Mr. Maskara will become chief executive officer of the Group mid-year, succeeding Brian Purves, who is retiring after 15 years as CEO.

Until recently, Mr. Maskara was president of the Technical Solutions global business segment of Pentair PLC (NYSE: PNR). Mr. Maskara worked at Pentair for eight years, serving as president of progressively larger global business units, including Residential Filtration (2008-2011), Water Purification (2011-2012) and Thermal Management (2012-2014).

Prior to Pentair, Mr. Maskara spent four years with General Electric Corporation (NYSE: GE), including serving as general manager of the Residential & Commercial Water business segment. From 2000-2004, he held several executive positions with McKinsey & Company.

Mr. Maskara holds a Master of Business Administration degree from the Kellogg Graduate School of Management, a Master of Science degree from the University of New Mexico and a Bachelor in Technology degree from the Indian Institute of Technology, Mumbai.

Chairman of the Board Joseph Bonn said: “On behalf of the board, I would like to thank Brian for his outstanding contribution to the development and performance of Luxfer during his long tenure as chief executive officer and for his commitment and dedication during that time. Under his stewardship, Luxfer has established itself as a global materials technology company and has been significantly re-shaped and put on a sound financial footing, culminating in its listing on the NYSE in October 2012. Brian will work closely with Alok over the coming months to ensure a smooth transition, and we wish him all the very best for the future.

“I am delighted that Alok Maskara is joining Luxfer Group as its next chief executive officer,” Mr. Bonn continued, “Alok brings years of global strategic business leadership experience with a strong track record of driving earnings and revenue growth. His background in materials innovation, strategy, lean manufacturing, and mergers and acquisitions makes him ideal to lead Luxfer through the next phase of its development. My fellow board members and I look forward to working with him.”

Mr. Maskara added: “I am excited to be joining Luxfer and very much look forward to working with my new colleagues to build on the success which the company has achieved to date, with a view to enhancing sustainable, long-term shareholder value.”

Mr. Purves, who last year announced his intention to retire during the course of 2017, was a member of the two-man buy-in team that led the private equity-funded purchase of certain downstream assets from British Alcan in 1996 to form a new company initially named British Aluminium and later renamed Luxfer Group.

Results of the Luxfer 2017 Annual General Meeting are available on the Luxfer website: www.luxfer.com.

ABOUT LUXFER GROUP

Luxfer Group is a global materials technology group focused on sustained value creation using its broad array of technical know-how and proprietary materials technologies. The company specializes in the design and manufacture of high-performance materials, components and high-pressure gas-containment devices for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods. For more information, visit www.luxfer.com.

CONTACTS

Investor and news agency communications should initially be directed to Dan Stracner, Director of Investor Relations, U.S. telephone number: +1 951 341 2375; email: dan.stracner@luxfer.net.